July 10, 2024

Lee Seng Chi
Chief Executive Officer
Founder Group Ltd
No.17, Jalan Astana 1B, Bandar Bukit Raja
41050 Klang
Selangor Darul Ehsan, Malaysia

       Re: Founder Group Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 18, 2024
           CIK No. 0001989930
Dear Lee Seng Chi:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 17, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed June 18, 2024 Capitalization, page 34

1. We note your disclosure of warrants issued on January 4, 2024 and on April 3, 2024.
       Please tell us the value expect to be assigned to such warrants and how you expect to account for the issuance of such warrants. To the extent the value of these warrants is significant, please tell us what consideration you gave to disclosing the value and the expected accounting within your filing.
 July 10, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

2. We note your results of operations discussion beginning on page 42. Please address the following:
           Please revise to ensure you provide a discussion of the variances of each significant line item from your consolidated statements of profit or loss and other comprehensive income/(loss) (e.g., revenue from contract services, cost of sales from sales of goods).
           Please revise to discuss your gross profit/(loss) for contract services and for sales of goods, as it appears that you had a gross profit for contract services of
           RM62.4 million and a gross loss for sales of goods of (RM51.7 million) in 2023.
           Please tell us and revise to clarify why the company did not have an expense for cost of sales from contract services - related parties, despite having revenue from contract services - related parties.
       Reference is made to Item 5 of Form 20-F.
Consolidated Financial Statements, page F-1

3. We acknowledge your response to prior comment 1. Please address the following:
           Please correct the 2023 total comprehensive income and profit attributable to equity owners amounts from $11,557,971 to $1,557,971 on page F-6.
           Please revise to include a consolidated statement of changes in equity for the fiscal year ending December 31, 2022.
Note 21. Segment Reporting, page F-29

4. We acknowledge your response to prior comment 11, and revised presentation on page
       46. Similarly, please revise here to present cost of sales and gross profit by segment as required by IFRS 8 paragraph 23. Please also tell us how you considered IFRS 8 paragraph 23 concerning the measure and disclosure of assets and liabilities for each segment.
5. Please revise your footnote to provide sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue
       (i.e., revenue from contract services and revenue from sales of goods) and revenue information that is disclosed for each reportable segment (i.e., large scale solar revenue and commercial & industrial revenue) in accordance with paragraph 115 of IFRS 15. In addition, please revise your segment operations discussion on pages 45-46 for any corresponding revisions, as applicable.
 July 10, 2024
Page 3
General

6. We reissue comment 2. Please revise to disclose the persons who have voting and dispositive control over Reservoir Link Energy Bhd. and Reservoir Link Holdings Sdn
       Bhd. on the cover, and in the principal shareholder table.

       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Ying Li